mwe.com

December 9, 2021

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jane Park
Christopher Edwards Sasha Parikh Al Pavot

Re:	Intensity Therapeutics, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed December 8, 2021 File No. 333-260565

Dear Ms. Park:

On behalf of Intensity Therapeutics, Inc., a Delaware corporation (the “Company”), we are responding to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 9, 2021 (the “Comment Letter”), relating to the above referenced Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-260565) filed by the Company on December 8, 2021 (the “Registration Statement”). Set forth below is the Company’s response to the Staff’s comment. For convenience, the Staff’s comment is repeated below in bold, followed by the Company’s response.

Amendment No. 3 to Form S-1 filed December 8, 2021

Our amended and restated certificate of incorporation that will be in effect at the closing..., page 33

1.	We note your disclosure that the federal courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. We also note that your amended and restated certificate of incorporation does not expressly include a forum selection provision for causes of action arising under the Securities Act. Please reconcile your disclosure and your governing documents as appropriate.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 33 and 113 of the revised Registration Statement.

Please contact me at 914 329 6625 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its revised Registration Statement on Form S-1.

Sincerely,

/s/ Robert H. Cohen

cc: Lewis Bender, Chief Executive Officer